Mail Stop 4569
	November 1, 2005

By U.S. Mail and facsimile to (212) 403-2327

Mr. John A. Thain
Chief Executive Officer
New York Stock Exchange, Inc.
11 Wall Street
New York, New York  10005

      Re:      NYSE Group, Inc.
      Amendment Number Two to Registration Statement on Form S-4
      Filed on October 24, 2005
                        File Number 333-126780

Dear Mr. Thain:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise throughout the document to disclose the increase in the fair market value of Archipelago stock and the potential impact on the purchase price of Archipelago and the financial statements of the combined entities when the merger transaction is completed. Provide this disclosure in relevant sections (e.g., sections such as
Risk Factors, Comparative Historical and Pro Forma Per Membership and
Per Share Data, etc.) and wherever you disclose the price assigned to
Archipelago shares to arrive at the preliminary purchase price.
2. Please include your Internet address.  Refer to Item 14(a) of
Form
S-4.

Risk Factors, page 23
The U.S. federal income tax consequences of any permitted dividend that may..., page 24
3. Please state that counsel has opined on the matters discussed in this risk factor.

The NYSE is a party to the pending lawsuits in connection with the mergers, page 27
4. We note your new disclosure starting on page 119 concerning the litigation involving the merger of the New York Stock Exchange and Archipelago. Please revise to include a summary of this litigation and refer the investor to this section.

Legal Proceedings Relating to the Mergers - In re New York Stock Exchange..., page 119
5. We note on page 122 the list of additional information relevant to
the allegations. Please revise to relate this list of additional information from page 122 to the appropriate allegation on pages 120 to 121 (e.g., "The Mergers-Certain Relationships and Related Party Transactions-Relationships with Lazard" to "the Original S-4 and First Amended S-4 do not disclose that Wachtell Lipton, counsel to the NYSE, was representing Lazard...").

Summary Disclosures About Contractual Obligations..., page 237
6. Please confirm your compliance with disclosure requirements of off-balance sheet arrangements. Refer to Release Number 33-8182 and
Item 303 of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Isa Farhat at (202) 551-3485 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3491 with any other
questions.



Sincerely,




Todd K. Schiffman

Assistant Director



cc:	David C. Karp, Esq.				John Evangelakos, Esq.
      Wachtell, Lipton, Rosen & Katz		Sullivan & Cromwell
LLP
	51 West 52nd Street				125 Broad Street
            New York, New York  10019			New York, New
York
10004